August 29, 2013

Re:	QuickLogic Corporation (the “Company”)

Registration Statement on Form S-3

Registration Statement No. 333-190277

Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz, Assistant Director Tim Buchmiller

To Whom It May Concern:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (Eastern Time) on August 30, 2013 or as soon thereafter as is practicable. The Company acknowledges that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of the effectiveness of the Registration Statement by telephone call to John Randall Lewis of Wilson Sonsini Goodrich & Rosati, P.C., at (415) 947-2101.

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Sincerely,

QUICKLOGIC CORPORATION

By:	/s/ Ralph S. Marimon
Name: Ralph S. Marimon
Title: Chief Financial Officer

cc:	Patricia Hart

Aaron Alter

Michael Occhiolini

Randy Lewis

Junie Yoon